[redacted]

Public Document

SECU 15045280 SION

SEC Mail Processing Section JAN 29 2015 Washington DC 403

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SEC FILE NUMBER
8-31616

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 28 2015 REGISTRATIONS BRANCH 17

1/29/15

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2013 (MM/DD/YY) AND ENDING 11/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue 18th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Poss 212-813-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 1/30/15

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

ANTHONY M. MONACO
Notary Public, State of New York
No. 01MO6171824
Qualified in Suffolk County
Commission Expires 07/30/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS CAPITAL CORP.

Statement of Financial Condition

November 30, 2014

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934] as a PUBLIC DOCUMENT

AEGIS CAPITAL CORP.

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2014

Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Aegis Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Aegis Capital Corp., (the "Company") as of November 30, 2014. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2014, in conformity with accounting principles generally accepted in the United States.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 27, 2015

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2014

ASSETS	
Cash and cash equivalents	$ 3,919,689
Receivables from clearing brokers	3,303,809
Receivables from director and employees	3,649,674
Marketable securities owned, at fair value	415,842
Prepaid expenses and other assets	13,638
Equipment, fixtures, and leasehold improvements - net	184,109
Deposits	58,852
	$ 11,545,613
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions payable	$ 1,905,223
Accounts payable, accrued expenses and other liabilities	1,427,824
	3,333,047
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	1,726,865
Retained earnings	6,485,601
	8,212,566
	$ 11,545,613

The accompanying notes are an integral part of the financial statement.

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, New Jersey, Connecticut, Texas, Florida and Paris, France.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ('SIPC').

The Company earns commissions on trades executed on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company earns fees from its investment banking activities related to capital raising transactions for its clients and fees from syndicate participations in managing certain security offerings as well as providing advisory services related to the placement of corporate debt, bank loans, and other debt instruments.

The Company trades securities on behalf of itself and the gains and losses are included in the statement of operations under principal transactions. In addition, the Company executes trades on behalf of clients on a riskless basis where the Company acts as an intermediary for the client and gains on these trades are included in the statement of operations as riskless principal transactions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with an original maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date basis, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities are recorded at fair value.

c. ***Use of Estimates*** - The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement.

d. ***Investment Valuation*** - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three level of inputs are:

Continued

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP.

The preceding method described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements. At November 30, 2014, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The amount payable to Clearing Brokers at November 30, 2014 represents margin cost, clearing charges, and other fees.

The amounts receivable from and payable to the Clearing Brokers consist of the following:

	Receivable (Payable)
Clearing deposits	$ 1,501,518
Cash held in accounts at Clearing Brokers	886,472
Fees and commissions receivable	988,423
Payable to Clearing Brokers	(72,604)
Net receivable from Clearing Brokers	$ 3,303,809

Pursuant to the Clearing Agreements, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income. At November 30, 2014, a reserve of $118,654 was established by the Clearing Brokers to cover such losses on certain accounts and is netted against fees and commissions receivable.

4 - RECEIVABLES FROM DIRECTOR AND EMPLOYEES

As of November 30, 2014, the Company had outstanding balances due from a director of $150,000. Advances to a director are payable on demand and non-interest bearing.

Advances of $3,499,674 to employees are made on a short-term basis and do not bear interest.

There is no allowance for these loans since the Company believes they are all fully collectible.

5 - FAIR VALUE MEASUREMENTS OF SECURITIES OWNED AND SOLD, NOT YET PURCHASED

The following is a summary, by category of level, of inputs used to value the Company's investments as of November 30, 2014:

Asset Valuation Inputs	(Level 1)	(Level 2)	(Level 3)	Total
Investments in Securities Securities	$ 406,562	$ 9,280	$ -	$ 415,842

There were no transfers between Level 1 and Level 2 during the year.

6 - EQUIPMENT, FIXTURES, AND LEASEHOLD IMPROVEMENTS

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 640,079
Furniture and fixtures	241,649
Leasehold improvements	85,219
	966,947
Less: Accumulated depreciation and amortization	782,838
	$ 184,109

Continued

7 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in New York City, from its Parent under an expense sharing agreement which is subject to change annually.

In March 2013, the Company entered into a lease agreement for office space located in Miami, Florida set to expire May 15, 2018. As of November 30, 2014, the Miami lease agreement along with the current expense sharing agreement and lease held by the Parent, as tenant, is set to expire June 30, 2020. The Company is expected to pay minimum future rental payments for the next five years in the aggregate of:

November 30,	
2015	$ 853,216
2016	855,842
2017	932,167
2018	882,364
2019	839,154
Thereafter	2,097,885
Total	$ 6,460,628

The Company maintains noninterest bearing cash balances at financial institutions. At times during the year, balances have exceeded the FDIC insured limits. The Company maintains these balances at financial institutions that the Company has deemed to be not subject to material risk.

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2014, the Company had net capital, as defined, of $4,236,029, which was $4,013,826 in excess of its required net capital of $222,203. The Company's net capital ratio was 0.79 to 1.

9 - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns of its Parent. The Parent has elected under the Internal Revenue Code to be taxed as an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. However, the Parent is subject to New York City General Corporation Tax based on the income of the Company.

10 - OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with

Continued

clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.

AEGIS CAPITAL CORP.

Report of Independent Registered Public Accounting Firm Regarding Management Statement of Compliance with the Exemptive Provisions of SEC Rule 15c3-3 For the period December 1, 2013 through November 30, 2014

AEGIS CAPITAL CORP.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Aegis Capital Corp.
New York, New York

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which Aegis Capital Corp. (the "Company") (1) identified the following provision of 17 C.F.R .§240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent reporting period of June 1, 2014 through November 30, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to Aegis Capital Corp.'s management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 27, 2015

Aegis Capital Corp.
810 Seventh Avenue
New York, NY 10019

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of Aegis Capital Corp. (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the reporting period December 1, 2013 through November 30, 2014, the Company has met the identified exemption provision without exception.

AEGIS CAPITAL CORP.

By:

Robert J. Eide
CEO